Principal Funds 711 High Street Des Moines, IA 50392 800 222 5852 tel www.principalfunds.com

August 18, 2026

Mr. Kamal Bhatia
Chief Executive Officer and President Principal Exchange-Traded Funds Principal Financial Group
Des Moines, IA 50392

Dear Mr. Bhatia:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Exchange-Traded Funds –	Purchase Amount	Shares Purchased
Principal Equity Premium Income ETF	$25.00	1

Each share of the Principal Exchange – Traded Funds has no par value and a price of $25.00 per share. In connection with such purchase, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ George Djurasovic
George Djurasovic
Vice President - Principal Asset Management and General Counsel